EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended December 31, 2017, the Marketfield Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss)   $(504,170)
Accumulated Net Realized Gain/(Loss)   $3,176,457
Paid-in Capital      $(2,672,287)

The reclassifications have no effect on net assets or net asset value per share.